Exhibit 99.2

The Thomson Corporation
Consolidated Statement of Earnings and Retained Earnings
(unaudited)

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars, except per common share amounts)	2005	2004	2005	2004

Revenues	2,391	2,223	6,299	5,771
Cost of sales, selling, marketing, general and administrative expenses	(1,630)	(1,488)	(4,692)	(4,261)
Depreciation	(170)	(173)	(462)	(454)
Amortization	(69)	(70)	(233)	(210)

Operating profit	522	492	912	846
Net other (expense) income (note 5)	(19)	(1)	(18)	28
Net interest expense and other financing costs	(59)	(63)	(169)	(176)
Income taxes (note 6)	(144)	(100)	(56)	(148)
Equity in net earnings (losses) of associates, net of tax	2	—	4	(1)

Earnings from continuing operations	302	328	673	549
Earnings from discontinued operations, net of tax (note 7)	7	16	11	24

Net earnings	309	344	684	573
Dividends declared on preference shares	(1)	—	(3)	(2)

Earnings attributable to common shares	308	344	681	571
Retained earnings at beginning of period	6,885	6,276	6,808	6,295
Repurchases of common shares (note 8)	(75)	—	(115)	—
Dividends declared on common shares	(131)	(124)	(387)	(370)

Retained earnings at end of period	6,987	6,496	6,987	6,496

Basic and diluted earnings per common share (note 9):
From continuing operations	$0.46	$0.50	$1.02	$0.83
From discontinued operations	$0.01	$0.02	$0.02	$0.04

Basic and diluted earnings per common share	$0.47	$0.52	$1.04	$0.87

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Balance Sheet

	September 30, 2005	December 31, 2004
(millions of U.S. dollars)	(unaudited)

Assets
Cash and cash equivalents	451	405
Accounts receivable, net of allowances	1,545	1,648
Inventories	330	312
Prepaid expenses and other current assets	315	313
Deferred income taxes	214	214

Current assets	2,855	2,892
Property and equipment	1,555	1,624
Identifiable intangible assets	4,536	4,721
Goodwill	9,068	9,119
Other non-current assets	1,241	1,287

Total assets	19,255	19,643

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	302	7
Accounts payable and accruals	1,491	1,738
Deferred revenue	953	1,043
Current portion of long-term debt	147	295

Current liabilities	2,893	3,083
Long-term debt	3,979	4,013
Other non-current liabilities	822	1,015
Deferred income taxes	1,573	1,570

Total liabilities	9,267	9,681

Shareholders' equity
Capital (note 13)	2,728	2,696
Cumulative translation adjustment	273	458
Retained earnings	6,987	6,808

Total shareholders' equity	9,988	9,962

Total liabilities and shareholders' equity	19,255	19,643

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Consolidated Statement of Cash Flow
(unaudited)

	Three months ended September 30,		Nine months ended September 30,

(millions of U.S. dollars)	2005	2004	2005	2004

Cash provided by (used in):
Operating activities
Net earnings	309	344	684	573
Remove earnings from discontinued operations	(7)	(16)	(11)	(24)
Add back (deduct) items not involving cash:
Depreciation	170	173	462	454
Amortization	69	70	233	210
Net (gains) losses on disposals of businesses and investments (note 5)	(4)	1	(5)	(4)
Loss from redemption of debt (notes 5 and 14)	23	—	23	—
Deferred income taxes	23	(9)	26	4
Equity in net (earnings) losses of associates, net of tax	(2)	—	(4)	1
Other, net	45	21	14	126
Voluntary pension contribution	(11)	—	(11)	—
Changes in working capital and other items	(75)	(68)	(211)	(205)
Cash provided by operating activities — discontinued operations (note 7)	—	15	—	30

Net cash provided by operating activities	540	531	1,200	1,165

Investing activities
Acquisitions (note 12)	(152)	(155)	(248)	(810)
Proceeds from disposals of businesses and investments	3	—	4	11
Additions to property and equipment, less proceeds from disposals	(138)	(159)	(397)	(430)
Other investing activities	(11)	(12)	(25)	(40)
Additions to property and equipment of discontinued operations (note 7)	—	—	—	(2)
Proceeds from (income taxes paid on) disposals of discontinued operations (note 7)	—	—	(105)	137
Cash used in investing activities — discontinued operations (note 7)	—	—	—	(5)

Net cash used in investing activities	(298)	(326)	(771)	(1,139)

Financing activities
Proceeds from debt offerings (note 14)	400	—	400	434
Repayments of debt (note 14)	(411)	(332)	(556)	(332)
Net borrowings (repayments) of short-term loan facilities	132	13	296	(75)
Premium on debt redemption (note 14)	(22)	—	(22)	—
Repurchases of common shares (note 8)	(84)	—	(129)	—
Dividends paid on preference shares	(1)	—	(3)	(2)
Dividends paid on common shares	(128)	(122)	(378)	(362)
Other financing activities	7	1	16	2

Net cash used in financing activities	(107)	(440)	(376)	(335)

Translation adjustments	(2)	—	(7)	—

Increase (decrease) in cash and cash equivalents	133	(235)	46	(309)
Cash and cash equivalents at beginning of period	318	609	405	683

Cash and cash equivalents at end of period	451	374	451	374

The related notes form an integral part of these consolidated financial statements.

The Thomson Corporation
Notes to Consolidated Financial Statements (unaudited)
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Consolidated Financial Statements

Principles of Consolidation

The unaudited interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Note 2: Accounting Principles and Methods

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian GAAP have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements as at and for the year ended December 31, 2004, as set out in the Company's 2004 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2004, except as explained in Note 4.

Where necessary, certain amounts for 2004 have been reclassified to conform to the current period's presentation. Effective January 1, 2005, Thomson Legal & Regulatory transferred its Dialog DataStar operations, which provides scientific and intellectual property information, to Thomson Scientific & Healthcare. Thomson Legal & Regulatory retained its Dialog Newsedge operations, which provides business news and information. Segment results for current and prior periods reflect this change. The restated segment results for 2004 are presented in Note 17.

Note 3: Seasonality

Typically, a greater portion of the Company's operating profit and operating cash flow is derived in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are incurred more evenly throughout the year. As a result, operating margins generally increase as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Changes in Accounting Policies

Effective January 1, 2005, Thomson adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities. AcG-15 requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The adoption did not have an impact on the consolidated financial statements.

In May 2005, the Emerging Issues Committee ("EIC") of the CICA issued Abstract 154, Accounting for Pre-existing Relationships between the Parties of a Business Combination. The Abstract harmonizes Canadian GAAP with standards previously issued in the United States. The key issue in the Abstract is whether a business combination between two parties that have a pre-existing relationship should also reflect a settlement of that pre-existing relationship. If a settlement has occurred, the acquirer must account for the settlement separately from the business combination. Additionally, the acquirer must establish a separate identifiable intangible asset apart from goodwill for reacquired rights that the acquirer had previously granted to the acquired entity. The consensus in the Abstract was effective for business combinations completed after May 31, 2005 and did not have a material effect on the consolidated financial statements.

Note 5: Net Other (Expense) Income

During the period, Net other (expense) income includes:

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Net (losses) gains on disposals of investments and businesses	4	(1)	5	4
Loss from redemption of debt	(23)	—	(23)	—
Other income	—	—	—	24

Net other (expense) income	(19)	(1)	(18)	28

Loss from redemption of debt

In August and September of 2005, the Company redeemed two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. The loss primarily represents early redemption premiums and non-cash write-offs of deferred costs. See Note 14.

Other income

Other income in the nine months ended September 30, 2004 primarily relates to a $22 million legal settlement from a competitor that was received in July 2004. In July 2003, Thomson reached a settlement with Skillsoft PLC, a competitor of Thomson Learning, regarding the Company's claims of breach of fiduciary duty, appropriation of trade secrets and patent infringement. Under the terms of the settlement, Skillsoft PLC paid Thomson $44 million in two equal installments, the first of which was received in July 2003.

Note 6: Income Taxes

In the second quarter of 2005, the Company recognized a tax benefit of $137 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

As a result of new tax legislation in the United Kingdom that was enacted in the third quarter of 2004, valuation allowances of $40 million that had previously been established against the related UK tax assets were released. Of this amount, $35 million will be used to offset taxable income in future periods and was treated as a discrete credit in the three and nine month periods ended September 30, 2004, while the remainder was used to offset taxable income in the full year and was factored into the 2004 full year effective tax rate.

Note 7: Discontinued Operations

The following three businesses, which were all sold in 2004, were classified as discontinued operations within the consolidated financial statements. None of these businesses was considered fundamental to the integrated information offerings of Thomson.

In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million.

In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. ("Sheshunoff"), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on the status of negotiations at March 31, 2004, the Company recorded a pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $3 million in the second quarter of 2004 related to the completion of the sale.

In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. The Company recorded a post-tax loss of $4 million in the first quarter of 2004.

In 2005, discontinued operations consisted of adjustments to tax liabilities previously established for Thomson Newspapers, which the Company sold in 2000 and 2001. The liabilities were reversed in conjunction with the expiration of certain tax audit periods.

Three months ended September 30, 2004

	DBM	Thomson Media	Other	Total

Revenues from discontinued operations	—	42	—	42

Earnings from discontinued operations before income taxes	—	6	—	6
Loss on sale of discontinued operations	(2)	—	—	(2)
Income taxes	—	(2)	14	12

Earnings from discontinued operations	(2)	4	14	16

Nine months ended September 30, 2004

	DBM	Sheshunoff	Thomson Media	Other	Total

Revenues from discontinued operations	28	11	128	—	167

Earnings (loss) from discontinued operations before income taxes	3	(4)	21	—	20
Loss on sale of discontinued operations	(34)	—	—	—	(34)
Income taxes	27	5	(8)	14	38

Earnings (loss) from discontinued operations	(4)	1	13	14	24

Proceeds from disposals of discontinued operations within the consolidated statement of cash flow in the nine months ended September 30, 2005 represent taxes paid related to the 2004 sale of Thomson Media. Proceeds from disposals of discontinued operations within the consolidated statement of cash flow in the nine months ended September 30, 2004 includes taxes paid related to the 2003 sale of the portfolio of Healthcare Magazines.

Note 8: Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. The bid will terminate on the earlier of May 4, 2006 or the date that the Company completes its purchases. Decisions regarding the timing of repurchases are based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time and may also seek renewal of the program. Shares repurchased under the program will be cancelled.

Through September 30, 2005, the Company repurchased 3.6 million common shares for approximately $129 million, representing an average cost per share of $35.72. Of the $129 million, $14 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $115 million was charged to retained earnings.

From time to time when the Company does not possess material nonpublic information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods and insider trading rules. Any such plans entered into with the Company's broker will be adopted in accordance with the requirement of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934 and applicable Canadian securities laws.

Note 9: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings and retained earnings.

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Earnings from continuing operations	302	328	673	549
Dividends declared on preference shares	(1)	—	(3)	(2)

Earnings from continuing operations attributable to common shares	301	328	670	547

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Weighted-average number of common shares outstanding	653,818,898	654,893,629	654,724,898	654,756,374
Vested deferred share units	585,180	483,668	566,226	459,999

Basic	654,404,078	655,377,297	655,291,124	655,216,373
Effect of stock and other incentive plans	1,297,151	704,312	861,460	595,157

Diluted	655,701,229	656,081,609	656,152,584	655,811,530

Note 10: Employee Benefit Plans

The Company's net defined benefit plan expense (income) is comprised of the following elements:

	Pensions		Other post-retirement plans

	Three months ended September 30,

	2005	2004	2005	2004

Current service cost	13	12	—	—
Interest cost	32	31	3	1
Expected return on plan assets	(38)	(39)	—	—
Amortization of net transition asset	(1)	—	—	—
Amortization of net actuarial losses	8	6	1	1
Amortization of prior service cost	1	1	—	—

Net defined benefit plan expense	15	11	4	2

	Pensions		Other post-retirement plans

	Nine months ended September 30,

	2005	2004	2005	2004

Current service cost	40	38	1	2
Interest cost	97	93	7	7
Expected return on plan assets	(115)	(117)	—	—
Amortization of net transition asset	(1)	—	—	—
Amortization of net actuarial losses	25	18	2	3
Amortization of prior service cost	2	3	—	—

Net defined benefit plan expense	48	35	10	12

Note 11: Business Interruption Insurance

In the nine-month period ended September 30, 2004, the Company received a $19 million insurance recovery related to the events of September 11, 2001 in New York City. Of the claim received, $14 million related to a recovery of lost revenues due to business interruption, while the remaining $5 million was for a property claim. The $14 million business interruption portion, as well as the $5 million property claim, was recorded as a reduction of "Cost of sales, selling, marketing, general and administrative expenses" within the consolidated statement of earnings and retained earnings and is included in the financial group within the segmented information.

Note 12: Acquisitions

The number of transactions completed during the three-month and nine-month periods ended September 30, 2005 and 2004 and the related cash consideration were as follows:

Number of transactions	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Businesses and identifiable intangible assets acquired	10	16	27	45
Contingent consideration payment — TradeWeb LLC	1	—	1	—
Investments in businesses	1	—	1	1

Cash consideration	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Businesses and identifiable intangible assets acquired	99	155	195	807
Contingent consideration payments — TradeWeb LLC	50	—	50	—
Investments in businesses	3	—	3	3

Total acquisitions	152	155	248	810

Included in these acquisitions were the purchases of:

  •
  in July 2005, Global Securities Information Inc. ("GSI"). GSI is included within the Legal and Regulatory group and is a provider of online securities and securities-related information and research services, including LIVEDGAR.

  •
  in September 2004, KnowledgeNet Inc. KnowledgeNet offers a learning technology platform that utilizes a combination of self-paced, instructor-led and mobile learning.

  •
  in May 2004, TradeWeb LLC for $385 million plus contingent payments of up to approximately $150 million over the next three years based on the achievement of growth targets. In August 2005, the Company paid $50 million per the contingent arrangements which was recorded as an increase to goodwill. TradeWeb is an online global trading platform for fixed income and other securities.

  •
  in March 2004, the 90% of CCBN.com, Inc. ("CCBN") that the Company did not previously own. CCBN provides web-based solutions for the investment community, offering services to enhance the way companies communicate and meet disclosure requirements, and assists investors in managing and leveraging this information.

  •
  in January 2004, the publishing assets of Biological Abstracts, Inc. and BIOSIS. BIOSIS offers both custom and standard information resources designed to fit the information needs of researchers, students and information professionals worldwide.

Goodwill and identifiable intangible assets acquired are detailed below.

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Goodwill	51	104	79	498
Identifiable intangible assets with finite lives	58	57	124	368

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the three-month and nine-month periods ended September 30, 2005, as well as the three-month period ended September 30, 2004, the majority of the acquired goodwill is not deductible for tax purposes. For the nine-month period ended September 30, 2004, approximately half of the acquired goodwill is deductible for tax purposes. Allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

As of September 30, 2005, the balance of the reserves for exit costs related to business acquisitions consummated during 2001 through 2005 totaled $26 million. Reserves recorded in connection with businesses acquired during the nine-month period ended September 30, 2005 were $9 million. The following table presents the activity in these acquisition reserve accounts, which are included within "Accounts payable and accruals" and "Other non-current liabilities" in the consolidated balance sheet.

Type of cost	Balance December 31, 2004	2005 Utilization	2005 Additions	Other movements	Balance September 30, 2005

Severance and other employee-related costs	10	(5)	6	(3)	8
Lease cancellation and idle facility costs	19	(3)	1	(1)	16
Other exit costs	2	(2)	2	—	2

Total	31	(10)	9	(4)	26

Note 13: Capital

The following table details the activity in Capital for the nine months ended September 30, 2005:

Balance, December 31, 2004	2,696
Common shares issued under dividend reinvestment plan	9
Repurchases of common shares — normal course issuer bid	(14)
Additions to contributed surplus related to stock based compensation	17
Other common share issuances	20

Balance, September 30, 2005	2,728

Note 14: Long Term Debt

In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in "Net other (expense) income" in the consolidated statement of earnings and retained earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% debentures due 2035.

In addition to the early redemptions of debt, in September 2005, the Company also repaid US$75 million of privately placed notes and in March 2005, Thomson repaid US$125 million of floating rate notes.

In May 2004, Thomson completed an offering of US$250 million, 4.75% global notes due 2010. In June 2004, Thomson completed an offering of Cdn$250 million, 4.50% notes due 2009. The Company entered into two currency swaps to convert these notes to an obligation of US$184 million at a floating rate of interest. The Company used the net proceeds of US$432 million from the 2004 offerings to repay other existing indebtedness and for other general corporate purposes.

In July 2004, the Company repaid Cdn$250 million of 9.15% notes for US$182 million. Additionally, in July 2004, the Company repaid US$150 million of privately placed notes.

Note 15: Related Party Transactions

As at September 30, 2005, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of the Company's common shares.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In the full year of 2004, the total amount charged to Woodbridge for these rentals and services was approximately $3 million. Additionally, in 2004, the Company paid a director, Mr. J.A. Tory, $80,000 for advisory services in connection with the Company's long-term tax and capital strategies.

The employees of Jane's Information Group, a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions. Under the terms of the contract, the Company expects to pay Hewitt an aggregate of $115 million over five years. Mr. Denning, one of the Company's directors and chairman of the Company's Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In June 2005, the Company amended its agreement with Woodbridge under which Woodbridge indemnifies a third party insurer for certain liabilities under the Company's directors' and officers' insurance policy. The new arrangements provide that Woodbridge indemnifies its current and former directors and officers for up to $100 million of liabilities. A third party administrator will manage any claims under the indemnity. The Company will pay Woodbridge an annual fee of $750,000, which is less than the premium that would have been paid for commercial insurance.

Note 16: Recently Issued Accounting Standards

The Accounting Standards Board of the CICA has issued the following accounting standards that are applicable to the Company's activities in future periods.

CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement and CICA Handbook Section 3865, Hedges. In January 2005, the CICA approved the issuance of Handbook Section 1530, Handbook Section 3855, and Handbook Section 3865. The new Handbook Sections are effective for interim and annual financial statements relating to fiscal years beginning after October 1, 2006. Consequently, the mandatory effective date for Thomson is January 1, 2007.

These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Under these new standards, all financial instruments are to be included on a company's balance sheet (including derivatives) and are to be initially measured either at fair market value or, in limited circumstances, at cost or amortized cost. Additionally, companies will be required to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activity, and unrealized gains and losses on certain investment securities.

For the most part, the new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board. While Thomson is in the process of assessing the impact of these standards, the Company does not expect that their adoption will have a material impact on the consolidated statement of earnings and retained earnings.

In June 2005, the CICA issued Handbook Section 3831, Non-monetary Transactions, which introduces new requirements for non-monetary transactions entered into after January 1, 2006. Thomson does not expect that the adoption of this Handbook Section will have a material impact on the consolidated statement of earnings and retained earnings.

In September 2005, the EIC issued EIC Abstract 156, Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products). This Abstract essentially harmonizes Canadian GAAP with U.S. GAAP and requires that most consideration given by a vendor to a customer be treated as a reduction of revenue. The provisions of the Abstract are applicable for financial statements for fiscal years beginning after January 1, 2006. Thomson had previously adopted the provisions of the analogous U.S. accounting standard and, therefore, adoption of the new Abstract is not expected to have an impact on Thomson's financial statements.

Note 17: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Thomson operates in four reportable market segments worldwide. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. The accounting policies applied by the segments are the same as those applied by the Company. The Company's four reportable segments are:

Legal & Regulatory

Providing information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies.

Learning

Providing learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Scientific & Healthcare

Providing information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

Business Segments

	Three months ended September 30, 2005		Three months ended September 30, 2004

	Revenues	Adjusted operating profit	Revenues	Adjusted operating profit

Legal & Regulatory[1]	864	248	811	225
Learning	810	249	752	237
Financial	475	85	455	80
Scientific & Healthcare[1]	248	48	212	41

Segment totals	2,397	630	2,230	583
Corporate and other[2]	—	(39)	—	(21)
Eliminations	(6)	—	(7)	—

Total	2,391	591	2,223	562

Business Segments

	Nine months ended September 30, 2005		Nine months ended September 30, 2004

	Revenues	Adjusted operating profit	Revenues	Adjusted operating profit

Legal & Regulatory[1]	2,517	674	2,358	618
Learning	1,665	211	1,531	194
Financial	1,403	225	1,262	203
Scientific & Healthcare[1]	730	130	638	101

Segment totals	6,315	1,240	5,789	1,116
Corporate and other[2]	—	(95)	—	(60)
Eliminations	(16)	—	(18)	—

Total	6,299	1,145	5,771	1,056

1
Effective January 1, 2005, the Dialog DataStar operation was transferred from Legal & Regulatory to Scientific & Healthcare. Comparative periods' results have been reclassified to conform to the current period's presentation. Restated segment results for 2004 are disclosed below.

2
Corporate and other includes corporate costs and costs associated with the Company's stock-related compensation expense.

As discussed in Note 2, segment results have been restated to reflect a transfer of the Dialog DataStar operation. The restated segment results for 2004 and 2003 are as follows:

December 31, 2004

(millions of U.S. dollars)	Revenues	Adjusted operating profit	Additions to capital assets	Total assets

Legal & Regulatory	3,276	897	294	7,316
Learning	2,174	327	554	5,549
Financial	1,738	294	802	3,518
Scientific & Healthcare	934	207	604	1,794

Segment totals	8,122	1,725	2,254	18,177
Corporate and other[2]	—	(98)	5	1,466
Eliminations	(24)	—	—	—

Total	8,098	1,627	2,259	19,643

December 31, 2003

(millions of U.S. dollars)	Revenues	Adjusted operating profit	Additions to capital assets	Total assets

Legal & Regulatory	3,012	809	367	7,217
Learning	2,052	336	242	5,109
Financial	1,526	230	154	2,915
Scientific & Healthcare	871	175	29	1,192

Segment totals	7,461	1,550	792	16,433
Corporate and other[2]	—	(97)	14	1,752
Eliminations	(25)	—	—	—

Continuing operations	7,436	1,453	806	18,185
Discontinued operations				500

Total				18,685

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses adjusted operating profit, which is operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. Adjusted operating profit does not have any standardized meaning prescribed by Canadian GAAP.

The following table reconciles adjusted operating profit per the business segment information to operating profit per the consolidated statement of earnings and retained earnings.

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Adjusted operating profit	591	562	1,145	1,056
Less:
Amortization	(69)	(70)	(233)	(210)

Operating profit	522	492	912	846

Note 18: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences within the statement of earnings between Canadian and U.S. GAAP.

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Net earnings under Canadian GAAP	309	344	684	573
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	4	4	12	11
Derivative instruments and hedging activities	1	3	3	6
Income taxes	20	21	(23)	(26)
Equity in net losses of associates, net of tax	—	—	—	(6)

Net income under U.S. GAAP	334	372	676	558

Earnings under U.S. GAAP from continuing operations	327	356	665	534
Earnings under U.S. GAAP from discontinued operations	7	16	11	24

Net income under U.S. GAAP	334	372	676	558

Basic and diluted earnings per common share under U.S. GAAP from:
Continuing operations	$0.50	$0.55	$1.01	$0.81
Discontinued operations, net of tax	$0.01	$0.02	$0.02	$0.04

Basic and diluted earnings per common share[1]	$0.51	$0.57	$1.03	$0.85

1
Earnings per common share is calculated after taking into account dividends declared on preference shares.

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian GAAP and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Prior to January 1, 2004, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet. Effective January 1, 2004, Canadian GAAP requires that derivative instruments that do not qualify as hedges be recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 be recorded in the income statement. The fair value as of January 1, 2004 is deferred and amortized into earnings in conjunction with the item it previously hedged. Under U.S. Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net operating losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions.

The income tax adjustment consists of the following:

	Three months ended September 30,		Nine months ended September 30,

	2005	2004	2005	2004

Reduced (additional) provision due to different accounting principles described above	23	23	(18)	(22)
Tax effect of U.S. GAAP pre-tax reconciling items	(3)	(2)	(5)	(4)

Total income taxes per reconciliation	20	21	(23)	(26)

Equity in Net Losses of Associates, Net of Tax

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Note 19: Contingencies

As of September 30, 2005, certain lawsuits and other claims arising in the normal course of business were pending against the Company. While the outcome of these matters is subject to future resolution, including the uncertainties of litigation, management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material adverse effect on the Company's financial condition, taken as a whole.

Note 20: Subsequent Events

In October 2005, the Company's eligible U.S. employees began participating in its new employee stock purchase plan (the "ESPP"). The ESPP was approved earlier this year by Thomson's shareholders and Board of Directors. Under the ESPP, on the last business day of each quarter, employees may purchase the Company's common shares at a 15% discount to the New York Stock Exchange closing price using accumulated payroll deductions.